

January 12, 2011

via U.S. mail and facsimile

Mr. Robert C. Goodwin, CFO
DAC Technologies Group International, Inc.
4700 S. Bowman
Little Rock, AR 72210

> **RE: DAC Technologies Group International, Inc.**
> **Form 8-K Item 4.01**
> **Filed January 6, 2011**
> **File No. 0-29211**

Dear Mr. Goodwin:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. You state in the second paragraph that Frost will assume responsibility for the Frazer Frost audit of the Company for the year ended December 31, 2009 and all subsequent interim periods. Please revise your filing to revise this sentence to instead refer to the year ended December 31, 2010, if true.

2. We note the two material weaknesses comprising the reportable event described in the fourth paragraph. Please revise your filing to state without qualification that there were such reportable events, and to remove the "other than" language in referring to the communication on internal control from Frazer Frost in March 2010.

3. In detail, supplementally describe the nature of each material weakness and the amounts involved, as applicable. Also, tell us:

    1. in what period each material weakness and accounting error or misapplication of GAAP occurred,

2. the amount of each accounting error and misapplication of GAAP,
3. the reason(s) for each error or misapplication of accounting,
4. whether or not you intend to restate any prior period for any adjustments. If not, tell us why not, and
5. in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.

4. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

5. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

6. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Robert C. Goodwin
DAC Technologies Group International, Inc.
January 12, 2011
Page 3

        Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

                    Sincerely,

                    Jenn Do
                    Staff Accountant